Mail Stop 6010   October 24, 2008

Mr. Terrance Owen
President and CEO
ALDA Pharmaceuticals Corp.
635 Columbia Street
New Westminster, British Columbia
Canada V3M 1A7

>   **Re:**   **ALDA Pharmaceuticals Corp.**
>   **Annual Report on Form 20-F for the Year Ended June 30, 2007**
>   **Filed May 9, 2008**
>   **File No. 0-51848**

Dear Mr. Owen:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the disclosure required by Items 16A., 16B. and 16C. These items apply to Form 20-F annual reports.

Filing Cover Page

2. We note that you did not provide some of the required information on your filing cover page, including (1) the name, telephone, email and/or facsimile number and address of the company contact person and (2) the indication of the basis of

accounting you used to prepare the financial statements used in this filing. Please see SEC Release 33-8879, effective March 4, 2008, and revise accordingly.

1.C. Auditors, page 3

3. It appears that your current auditors are Cinnamon Jang Willoughby & Company not Berris Mangan, Chartered Accountants. Please revise your disclosure to reflect Cinnamon as your current auditor.

Item 3. Key Information

3.A.3. Exchange Rates, page 4

4. We note your response to our prior comment 8 and that the table has been updated. You still have not, however, provided the exchange rate at the latest practicable date as required by Item 3.A.3.(a) of Form 20-F. The latest practicable date would be a date after June 30, 2007 and closer to the filing date of the Form 20-F.

3.D. Risk Factors, page 6

General

5. In first risk factor on page 6 and the last risk factor on page 7 you state that you are disclosing your operating losses for the past three fiscal years. The figures you have provided, however, represent the net losses on your financial statements. The figures for operating losses in your financial statements are different than the figures disclosed in the risk factors. Please revise your disclosure so that it is consistent.

The Company's limited operating history . . . ., page 6

6. Please also quantify the impact of the extraordinary events you describe in this risk factor.

Conflicts of interest may exist for Directors and Officers . . . ., page 10

7. We note your response to our prior comment 28 and reissue that comment in part. Please disclose the number of hours Mr. Chen expects to devote to his business as a financial consultant.

The Company's T36® Disinfectant is composed of various chemicals . . . ., page 13

8. We note your response to our prior comment 12 and reissue that comment in part.
    Please supplementally advise us whether these chemicals are hazardous materials
    the use, handling, storage or disposal of which could pose environmental risks to
    your business. To extent the chemicals pose material environmental risks, please
    expand your risk factor discussion to address the material environmental risks.

Item 4. Information on the Company, page 14

4.A. History and Development of the Company, page 14

9. We note your response to our prior comment 39 and reissue that comment in part.
    Please briefly describe the patents and DINs acquired from API.

10. We note your statement that the escrow agreement is still in effect. We also note
    your statement that no shares remain in escrow. Please clarify your disclosure. If
    the escrow agreement is still in effect, please describe the terms that are still in
    effect and include the agreement as an exhibit to the Form 20-F.

11. Please clarify the status of the voting agreement. In this section you state that it is
    still in effect. In the exhibit list you refer to it as "N/A." On page 44 you state
    that the company's major shareholders do not have different voting rights. If the
    company has a voting agreement that is still in effect, please name the parties to
    the agreement, describe the material terms and include the agreement as an
    exhibit to the Form 20-F.

12. Please also clarify the status of the non-competition agreement. If the non-
    competition agreement is still in effect, please name the parties to the agreement,
    describe the material terms and include the agreement as an exhibit to the Form
    20-F.

4. B. Business Overview, page 16

13. We note your response to our prior comment 45 and reissue that comment in part.
    You have included the requested disclosure for some of the studies, but not all of
    those you have disclosed. For example, you disclose how the studies were
    completed and the efficacy test results for the studies conducted at BCRI, but not
    any of the other studies. Please review your disclosure and our prior comment to
    ensure that you have provided all material information requested on the studies
    for the T36 Disinfectant.

14. We note your response to our prior comment 48 and reissue that comment in part.
    For some of your products, you have still not indicated if you plan to conduct

additional tests and seek additional approvals. For example, for the "Ready to Use" Disinfectant Cleaner, please disclose if you plan to seek approval in the United States. For the anti-viral soap, please disclose if you need to complete more testing prior to submitting an application to Health Canada. Where no additional testing or approval is planned, please indicate. Please review your disclosure for each product and revise as necessary. Please also clarify which products are already being manufactured and sold.

Material Effects on Government Regulation, page 21

15. We note your response to our prior comment 50 and reissue that comment in part. Please briefly describe the submissions, processes, testing and stages a company must go through to receive approval from each of the EPA, CDC and Ministry of Health in Malaysia and disclose the estimated time frame applicable to approval from each of the EPA, CDC and Ministry of Health in Malaysia. We understand that you have outsourced the approval process for each of the EPA, CDC and Ministry of Health in Malaysia. Brief disclosure of the approval process is, however, still material as approval by the EPA, CDC and Ministry of Health in Malaysia is necessary for the company to proceed with its products in the applicable markets.

16. At the top of page 23 you refer to tests required by the FDA for therapeutic products. Please revise your disclosure to briefly describe these tests.

Impairment of intellectual property, page 27

17. On page 27 you state that the company purchased, at an estimated cost of $540,000, substantially all of the assets and undertakings of API. On page 15, however, you state that the purchase price was $800,000. If the $540,000 amount is the amount applicable only to intellectual property, please clarify.

Marketing, Distribution and Sales Channels, page 29

18. Please revise your disclosure to describe the status of your contract with the Product Distribution Centre. We note that you only refer to this distributor in this section and not in the related risk factor on page 14. We also note the presence of "???" in the description for this distributor.

19. Please disclose any material oral or written agreements you have with your key distributors. Describe the material terms of the agreements and include the agreements as exhibits.

Item 5. Operating and Financial Review and Prospects, page 30

5.A. Operating Results of The Company, page 30

20. We note your response to our prior comment 59 and reissue that comment. Where there is a material change in a line item from year to year, please provide an explanation of the underlying reasons for the change. For example, please explain why stock-based compensation increased and what accounted for the additional increase in consulting fees from 2006 to 2007.

21. You state that investor relation expenses were higher in 2006 compared to 2005. It appears, however, that the expenses were actually lower. Please clarify.

22. On page 31 you disclose that expenses for conferences were reduced to $20 in 2007 from $666 in 2006 and $12,035 in 2005. On page 33, however, you disclose that travel expenses almost tripled in 2007 from 2006 figures due to the need for the company to attend conferences. Please clarify your disclosure or explain this inconsistency.

5.B. Liquidity and capital resources, page 21

23. Your discussion regarding sources and uses of funds on pages 20 and 21 should be moved to this section.

6.E. Share Ownership, page 28

24. Please review and revise your share ownership table to correct any inconsistencies. For example, we note on page 40 you state Ms. Allison has 200,000 stock options exercisable within 60 days and on page 43 you state she has 300,000 stock options outstanding. On page you state Mr. Zokol has 200,000 stock options exercisable within 60 days and on page 43 you state he has 50,000 stock options outstanding.

Item 7. Major Shareholders and Related Party Transactions, page 44

Item 7.A. Major Shareholders, page 44

25. We note your response to our prior comments 63 and 67 and that Dr. Allen Shapiro and Mr. Terrance Owen are both greater than 5% shareholders. Please revise the major shareholder table to disclose the required ownership information with respect to their holdings.

26. We also note some inconsistencies in the share ownership information for Mr. Owen. In your response letter, you state that Mr. Owen beneficially owns

1,854,000 shares of common stock, including 64,000 shares held by his spouse. In the table on page 40 it appears he beneficially owns 1,786,000 shares of common stock, including 24,000 shares held by his spouse. Please revise your disclosure so that the share numbers are consistent and accurate.

Item 7.B Related Party Transactions, page 44

27. Please revise your disclosure in this section to name the officer, director or major shareholder associated with each related party transaction.

Item 19. Exhibits, page 62

28. Please revise your exhibit index to incorporate by reference the exhibits that were previously filed.

29. It appears that product licensing and distribution agreement dated May 25, 2007 with He-Yi She Ye Limited and other exhibits have been included in the text of the Form 20-F rather than as separate exhibits. Please revise your exhibit index to indicate the location of these exhibits and in the future, please file exhibits separately rather than in the text of the Form 20-F.

Consolidated Financial Statements

30. Please revise your filing to include your audited financial information for 2005 or explain to us why this information is not required. Please see General Instruction B(f) to Form 20-F which does not permit a foreign private issuer to use the scaled disclosure requirements available to smaller reporting companies.

31. Please provide the predecessor auditor report for the years ended June 30, 2006 and 2005.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 6. Intangible Assets

32. We noted your response to our comment 81. Please tell us why you believe the amortization period of 20 years is appropriate given the make-up of the assets acquired which include inventory, capital assets, shares of ALDA Institute for Preventative Health Care Inc., and a non-competition agreement.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that,

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Suzanne Hayes at (202) 551-3765 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director